FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July, 2018

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F                                     ☒                                  Form 40-F                                     ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          ☐                                    No                              ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.

Constitution into a body of the new Board of Directors

of the National Bank of Greece

The new Board of Directors, which was elected today by the Annual General Meeting of the National Bank of Greece with a term of three years, up until the Annual General Meeting of 2021, convened and constituted into a body, in line with the law and the Bank’s Articles of Association, as follows:

Executive Members:

•                  Mr. Paul Mylonas, Chief Executive Officer

•                  Mr. Dimitrios Dimopoulos, Executive Member

•                  Mr. Panos Dasmanoglou, Executive Member

Non- Executive Members:

•                  Mr. Costas Michaelides, Chair of the Board of Directors

•                  Mr. Yiannis Zographakis, Member

Independent Non-Executive Members:

•                  Mr. Claude Piret, Member

•                  Mr. Haris Makkas, Member

•                  Ms. Eva Cederbalk, Member

•                  Mr. Andrew McIntyre, Member

•                  Mr. John McCormick, Member

Representative of the Hellenic Financial Stability Fund under Law 3864/2010:

•                  Mr. Periklis Drougkas, Member, Representative of the Hellenic Financial Stability Fund

Mr. Panos Dasmanoglou, Executive Member of the Board of Directors, was elected Secretary of the Board of Directors and its Committees.

It is noted that the election of the members of the Board of Directors of credit institutions is subject to constant review of their suitability (fit& proper) and final approval by the Single Supervisory Mechanism of the European Central Bank.

Athens, 26th July 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Kyriakopoulos

(Registrant)

Date: July 26th, 2018

Chief Financial Officer

/s/ George Angelides

(Registrant)

Date: July 26th, 2018

Director, Financial Division